ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-143623
February 13, 2008

                STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

     The depositor has filed a registration statement (including a prospectus)
with the SEC for the offering to which this free writing prospectus relates.
Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at
www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

     This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

                                   ----------

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                          $1,024,102,000 (APPROXIMATE)
                    MORGAN STANLEY CAPITAL I TRUST 2008-TOP29
                                as Issuing Entity
                          MORGAN STANLEY CAPITAL I INC.
                                  as Depositor
                      PRINCIPAL COMMERCIAL FUNDING II, LLC
                     BEAR STEARNS COMMERCIAL MORTGAGE, INC.
                  MORGAN STANLEY MORTGAGE CAPITAL HOLDINGS LLC
                      as Sponsors and Mortgage Loan Sellers

        COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2008-TOP29

     This free writing prospectus relates to Morgan Stanley Capital I Inc.'s offering of selected classes of its Series 2008-TOP29 Commercial Mortgage
Pass-Through Certificates and clarifies, updates or adds the following information as it relates to the free writing prospectus designated as the "Term
Sheet" and the free writing prospectus designated as the "Prospectus
Supplement", each dated February 1, 2008:

STRUCTURAL UPDATE

o    The Class X-1 Certificates and the Class X-2 Certificates will be consolidated into a single class of certificates, the Class X Certificates.
     The notional amount of the Class X Certificates will initially be
     $1,233,858,197. The Class X Certificates are not offered pursuant to this free writing prospectus and will only be offered pursuant to a separate
     Private Placement Memorandum. Any information provided in this free writing prospectus regarding the characteristics of the Class X Certificates is provided only to enhance your understanding of the offered certificates.

o    The approximate principal balance of the Class A-4 Certificates will be reduced to $629,616,000. A new class of certificates, the Class A-4FL
     Certificates, with an approximate principal balance of $75,000,000 will be offered, which will receive payments and be allocated losses on a pari passu basis with the Class A-4 Certificates. Additional information with respect to the Class A-4FL Certificates is set forth on Attachment A of this Free Writing Prospectus. The Class A-J Certificates will no longer be issued. The trust will privately offer $72,489,000 of Class A-J1
     Certificates pursuant to a separate Private Placement Memorandum. The total
     Certificate Balance offered by this Free Writing Prospectus is now
     $1,024,102,000.

COLLATERAL UPDATE

o    With respect to Mortgage Loan No. 1, the Kimco Portfolio Pari Passu Loan,
     the mortgage loan information contained in the "Term Sheet" and Appendix
     III of the "Prospectus Supplement" has been updated to clarify the fact that the mortgage loan has no lock-out period and permits voluntary principal prepayments if accompanied by a prepayment premium or yield maintenance charge calculated on the basis of the greater of a yield maintenance formula and 1.0% of the amount prepaid, and also permit the related borrower, after the earlier of (a) November 26, 2011 and (b) an initial period of at least two years following the issuance of the certificates related to the securitization of the Kimco Portfolio Companion
     Loan, to defease the applicable mortgage loan by pledging "government securities" as defined in the prospectus supplement.

o    THE "RISK FACTORS" HAVE BEEN UPDATED TO ADD THE FOLLOWING:

     RISKS RELATED TO LOANS SECURED BY MORTGAGED PROPERTIES LOCATED IN PUERTO
     RICO

     Three (3) mortgage loans, representing approximately 5.1% of the initial outstanding pool balance, are secured by a mortgaged real property located in Puerto Rico. Currently, Puerto Rico does not impose income or withholding tax on interest received on loans by foreign (non-Puerto Rico)
     entities not engaged in trade or business in Puerto Rico, as long as the foreign (non-Puerto Rico) entity receiving the interest payment and the debtor making the interest payment are not related, or if the interest payment is not from sources within Puerto Rico (i.e., when the entity making the interest payment is not a resident of Puerto Rico). For purposes of the interest income tax withholding provisions, an entity is related to the debtor if it owns 50% or more of the value of the stock or participation of the debtor. Legislation has previously been introduced in
     Puerto Rico that would revoke this withholding tax exemption, although such prior proposed legislation was not passed. No prediction can be made as to the likelihood of any similar future proposed legislation and if it would be passed or if such legislation were passed whether it would have a retroactive effect. However, in the event that any withholding tax becomes due or is imposed on the trust in connection with payments made on the related mortgage loan, the related borrower would be required to pay such withholding tax and to indemnify the trust against any such liability incurred by reason of the imposition of such withholding tax. Any such additional withholding tax would result in the related mortgagor being required to make additional payments to the trust and in this event such mortgagor may not have sufficient cash flow from the related mortgaged property to pay all amounts required to be paid (including such additional withholding tax).

     Furthermore, the Commonwealth of Puerto Rico is an unincorporated territory of the United States. The provisions of the United States Constitution and laws of the United States apply to the Commonwealth of Puerto Rico as determined by the United States Congress and the continuation or modification of current federal law and policy applicable to the
     Commonwealth of Puerto Rico remains within the discretion of the United
     States Congress. If the Commonwealth of Puerto Rico were granted complete independence, there can be no assurance of what impact this would have on the trust's interest in the mortgaged real property located in Puerto Rico.

     Commercial mortgage loans in Puerto Rico are generally evidenced by the execution of a promissory note in favor of the mortgagee and a "mortgage note" payable to the bearer thereof, which is then pledged to the mortgagee as security for the promissory note. The mortgage note in turn is secured by a deed of mortgage on certain real property of the borrower.
     Notwithstanding the existence of both the promissory note and the bearer mortgage note, the borrower has only a single indebtedness to the mortgagee and in the event of default the mortgagee may bring a single unitary action to proceed directly against the mortgaged property without any requirement to take any separate action under the promissory or mortgage notes.
     Foreclosure of a mortgage in Puerto Rico is generally accomplished by judicial action. The action is initiated by the service of legal pleadings upon all parties having an interest in the real property. Delays in completion of the foreclosure may occasionally result from difficulties in locating necessary parties. When the mortgagee's right to foreclose is contested, the legal proceedings necessary to resolve the issue can be time-consuming and costly. The costs of foreclosure would reduce the proceeds from a foreclosure sale available to satisfy the mortgage loan. In any case, there can be no assurance that the net proceeds realized from foreclosures on the mortgage, after payment of all foreclosure expenses, would be sufficient to pay the principal, interest and other expenses, if any, which are due under the mortgage loan and thus the amount of accrued and unpaid interest and unpaid principal on the certificates. See "Certain
     Legal Aspects of the Mortgage Loans" in this prospectus supplement.

o    THE FOLLOWING SECTION HAS BEEN ADDED:

     CERTAIN LEGAL ASPECTS OF THE MORTGAGE LOANS

     The following discussion summarizes certain legal aspects of mortgage loans secured by real property in Puerto Rico (approximately 5.1% of the Initial
     Pool Balance) that are general in nature. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable federal and state laws governing the mortgage loans.

     PUERTO RICO

     Commercial mortgage loans secured by mortgaged properties located in Puerto
     Rico are generally evidenced by the execution of a promissory note in favor of the mortgagee, and a "mortgage note" payable to the bearer thereof is then pledged to the mortgagee as security for the promissory note. The mortgage note in turn is secured by a deed of mortgage on certain real property of the mortgagor. Notwithstanding the existence of both the promissory note and the bearer mortgage note, the mortgage has only a single indebtedness to the mortgagee and in the event of default the mortgagee may bring a single unitary action to proceed directly against the mortgaged property without any requirement to take a separate action under the promissory notes or mortgage notes. Priority between mortgage instruments depends on their terms and generally on the order of filing with the appropriate Registry of Property of Puerto Rico. Foreclosure of a
     mortgage in Puerto Rico is generally accomplished by judicial action. The action is initiated by the service of legal pleadings upon all parties having an interest in the real property. Delays in completion of the foreclosure may occasionally result from difficulties in locating necessary parties. When the mortgagee's right to foreclose is contested, the legal proceedings necessary to resolve the issue can be time-consuming and costly. At the completion of the judicial foreclosure proceedings, if the mortgagee prevails, the court generally issues a judgment of foreclosure and appoints a marshal or other court officer to conduct the sale of the property. Such sales are made in accordance with procedures set forth in the Mortgage and Property Registry Act (Act No. 198 of August 8, 1979). The
     purchaser at such sale acquires the estate in interest in real property covered by the mortgage. Generally, the terms of the deed of mortgage and
     Puerto Rico law control the amount of foreclosure expenses and costs, including attorneys' fees, which may be recovered by a mortgagee. The courts of Puerto Rico, however, may, in extraordinary circumstances, refuse to foreclose a mortgage on grounds of equity when an acceleration of the indebtedness would be inequitable or unjust or the circumstances would render the acceleration unconscionable. In any case, there can be no assurance that the net proceeds realized from foreclosures on any mortgage loan, after payment of all foreclosure expenses, will be sufficient to pay the principal, interest and other expenses, if any, which are due thereunder.

                                  Attachment A

                            Class A-4FL Certificates

General

     The Morgan Stanley Capital I Trust 2008-TOP29, Commercial Mortgage
Pass-Through Certificates, Series 2008-TOP29 will include one class of certificates (the "Class A-4FL Certificates") that entitles their holders to payments of interest based on a floating rate. The trust will have the benefit of a swap transaction under a swap agreement (the "Swap Agreement") with the
Swap Counterparty. The trust fund will include a swap transaction that will relate to the Class A-4FL Certificates (the "Swap Transaction"). Morgan Stanley
Capital Services Inc. (the "Swap Counterparty"), an affiliate of the depositor, the mortgage loan seller and one of the underwriters, will be the counterparty under the Swap Transaction.

     The Class A-4FL Certificates will represent interests in a grantor trust, the assets of which will include, among other things, an uncertificated REMIC regular interest, designated as the "Class A-4FL Regular Interest," and the rights and obligations under the Swap Transaction. For so long as it is in effect, the Swap Transaction will provide, among other things, that amounts payable as fixed rate interest with respect to the Class A-4FL Regular Interest will be exchanged for amounts payable as floating rate interest under the Swap
Transaction, with payments to be made between the Swap Counterparty and the trustee on behalf of the holders of the Class A-4FL Certificates on a net basis.

     The monthly statement to Certificateholders is expected to include the following information: (A) the amounts received and paid in respect of the Swap
Transaction for such Distribution Date and the Pass-Through Rate applicable to the Class A-4FL Certificates for the next succeeding Distribution Date; (B)
identification of any Rating Agency Trigger Event or swap default under the Swap
Agreement as of the close of business on the last day of the immediately preceding calendar month; (C) the amount of any (i) payment by the Swap
Counterparty as a termination payment, (ii) payment to any successor interest rate Swap Counterparty to acquire a replacement swap agreement or (iii)
collateral posted by the Swap Counterparty in connection with any Rating Agency
Trigger Event under the Swap Agreement; and (D) the amount of and identification of any payments on the Class A-4FL Certificates in addition to the amount of principal and interest due on such class, such as any termination payment received in connection with the Swap Transaction or any payment of a Prepayment
Premium or Yield Maintenance Charge after the termination of the Swap
Transaction.

     The Pooling and Servicing Agreement may not be amended in a manner that would adversely affect distributions to the Swap Counterparty or the rights or obligations of the Swap Counterparty under the Swap Agreement without the prior written consent of the Swap Counterparty (which consent will not be unreasonably withheld, conditioned or delayed).

Investing in the Class A-4FL Certificates Involves Certain Risks

DEFAULTS UNDER SWAP AGREEMENT MAY ADVERSELY AFFECT PAYMENTS ON THE CLASS A-4FL
CERTIFICATES

     The trust will have the benefit of a swap transaction under a swap agreement with the Swap Counterparty. On the date of this Free Writing
Prospectus, Morgan Stanley, who has guaranteed the payment obligations of the
Swap Counterparty under the swap transaction, has a long-term rating of "AA-" by
Fitch and "A+" by S&P and a short-term rating of "F1+" by Fitch and "A-1" by
S&P. Because the Class A-4FL Regular Interest accrues interest at a fixed rate of interest subject to a maximum pass-through rate equal to the weighted average net mortgage rate, the ability of the holders of the Class A-4FL Certificates to receive the payment of interest at the designated pass-through rate (which payment of interest may be reduced in certain circumstances as described in this
Free Writing Prospectus) will depend on payment by the Swap Counterparty pursuant to the swap transaction. See "Description of the Swap Agreement--The
Swap Counterparty." There can be no assurance, however, that the guarantor of the Swap Counterparty's payment obligations under the swap transaction will maintain its ratings or have sufficient assets or otherwise be able to fulfill its obligations in respect of the swap transaction. If the Swap Counterparty guarantor's long-term rating is not at least "A" by Fitch, or if the Swap
Counterparty guarantor's short-term rating is not at least "A-1" by S&P, or if it does not have a short-term rating by S&P, its long-term rating is not at least "A"

by S&P (a "Rating Agency Trigger Event"), the Swap Counterparty will be required to post collateral, find a replacement Swap Counterparty that would not cause another Rating Agency Trigger Event or enter into another arrangement satisfactory to Fitch and S&P. In the event that, among other things, (i) the
Swap Counterparty or its guarantor fails to make a required payment under the
Swap Transaction, (ii) the Swap Counterparty fails to post acceptable collateral, find an acceptable replacement swap counterparty or credit support provider or enter into another arrangement satisfactory to each of Fitch and S&P after a Rating Agency Trigger Event, (iii) the Swap Counterparty fails to find an acceptable replacement swap counterparty after the Swap Counterparty guarantor's long-term rating is reduced below "BBB-" by S&P, or if it does not have a long-term rating by S&P, its short -term rating is not at least "A-3" by
S&P or (iv) certain bankruptcy events with respect to the Swap Counterparty or its guarantor occur (each a "Swap Default"), then the paying agent will be required to take such actions (following the expiration of any applicable grace period), unless otherwise directed in writing by the holders of 100% of the
Class A-4FL Certificates to enforce the rights of the trust under the Swap
Agreement as may be permitted by the terms of the Swap Agreement and the Pooling and Servicing Agreement and use any termination payments received from the Swap
Counterparty (as described in this Free Writing Prospectus) to enter into a replacement interest rate swap transaction on substantially identical terms. The costs and expenses incurred by the paying agent in connection with enforcing the rights of the trust under the Swap Agreement will be reimbursable to the paying agent out of amounts otherwise payable to the Class A-4FL Certificates to the extent not reimbursed by the swap counterparty or payable out of net proceeds of the liquidation of the swap transaction. If the costs attributable to entering into a replacement interest rate swap transaction would exceed the net proceeds of the liquidation of the swap transaction, a replacement interest rate swap transaction will not be entered into and any such proceeds will instead be distributed to the holders of the Class A-4FL Certificates. Following the termination of the Swap Agreement (and during the period when the trust is pursuing remedies under the Swap Agreement), or if a Swap Default or other default or event of termination under the swap transaction occurs and is continuing, the Class A-4FL Interest Distribution Amount will be equal to the
Distributable Certificate Interest Amount (as defined in the Free Writing
Prospectus dated February 1, 2008) in respect of the Class A-4FL Regular
Interest and the Class A-4FL Certificates will accrue interest at the same rate, on the same basis and in the same manner as the Class A-4FL Regular Interest. A conversion to a fixed rate might result in a temporary delay of the holders of the Class A-4FL Certificates to receive payment of the related Distributable
Certificate Interest Amount if DTC is not provided with sufficient notice of the resulting change in the payment terms of the Class A-4FL Certificates.

     Distributions on the Class A-4FL Regular Interest will be subject to a maximum pass-through rate equal to the weighted average net mortgage rate. If the weighted average net mortgage rate drops below the fixed rate on the Class
A-4FL Regular Interest the amount paid to the Swap Counterparty will be reduced and interest payments by the Swap Counterparty under the swap transaction will be reduced, on a dollar-for-dollar basis, by an amount equal to the difference between the amount actually paid to the Swap Counterparty and the amount that would have been paid if the weighted average net mortgage rate had not dropped below such fixed rate. This will result in a corresponding reduction in the amounts paid by the Swap Counterparty pursuant to the swap transaction, which will result in a reduced interest payment on the Class A-4FL Certificates. The ratings of the Class A-4FL Certificates do not represent any assessment as to whether the floating rate of interest on such class will convert to a fixed rate, and only represent the likelihood of the receipt of interest at a rate equal to the lesser of __% and the weighted average net mortgage rate (adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve
30-day-months).

     In addition, if the funds allocated to payment of interest distributions on the Class A-4FL Regular Interest are insufficient to make all required interest payments on the Class A-4FL Regular Interest, the amount paid to the Swap
Counterparty will be reduced and interest paid by the Swap Counterparty under the swap transaction will be reduced, on a dollar-for-dollar basis, by an amount equal to the difference between the amount actually paid to the Swap
Counterparty and the amount that would have been paid if the funds allocated to payment of interest distributions on the Class A-4FL Regular Interest had been sufficient to make all required interest payments on the Class A-4FL Regular
Interest. As a result, the holders of the Class A-4FL Certificates may experience an interest shortfall. See "Description of the Swap Transaction" in this Free Writing Prospectus.

SENSITIVITY TO LIBOR AND YIELD CONSIDERATIONS.

     The yield to investors in the Class A-4FL Certificates will be highly sensitive to changes in the level of one-month LIBOR. Investors in the Class
A-4FL Certificates should consider the risk that lower than anticipated

                                       -2-

levels of one-month LIBOR could result in actual yields that are lower than anticipated yields on the Class A-4FL Certificates.

     In addition, because interest payments on the Class A-4FL Certificates may be reduced or the pass-through rate may convert to a fixed rate, subject to a maximum pass-through rate equal to the weighted average net mortgage rate, in connection with certain events discussed in this Free Writing Prospectus, the yield to investors in the Class A-4FL Certificates under such circumstances may not be as high as that offered by other LIBOR-based investments that are not subject to such interest rate restrictions.

     In general, the earlier a change in the level of one-month LIBOR, the greater the effect on the yield to maturity to an investor in the Class A-4FL
Certificates. As a result, the effect on such investor's yield to maturity of a level of one-month LIBOR that is higher (or lower) than the rate anticipated by such investor during the period immediately following the issuance of the Class
A-4FL Certificates is not likely to be offset by a subsequent like reduction (or increase) in the level of one-month LIBOR.

     The failure by the Swap Counterparty in its obligation to make payments under the swap transaction, the conversion to a fixed rate that is below the rate that would otherwise be payable at the floating rate and/or the reduction of interest payments resulting from payment of interest to the Class A-4FL
Regular Interest based on a pass-through rate below __% per annum would have a negative impact. There can be no assurance that a default by the Swap
Counterparty and/or the conversion of the pass-through rate from a rate based on
LIBOR to a fixed rate would not adversely affect the amount and timing of distributions to the holders of the Class A-4FL Certificates.

The Class A-4FL Certificates

     On each Distribution Date, the paying agent will distribute from the Class
A-4FL Available Funds to the holders of the Class A-4FL Certificates as of the related Record Date the following amounts: (i) the Class A-4FL Interest
Distribution Amount and (ii) the Class A-4FL Principal Distribution Amount.
Under certain circumstances described under "Description of the Swap Agreement"
in this Free Writing Prospectus, termination payments (or a portion thereof)
will also be distributed to the holders of the Class A-4FL Certificates. No holder of a Class A-4FL Certificate will be entitled to receive any portion of any Prepayment Premium or Yield Maintenance Charge allocated to the Class A-4FL
Regular Interest for so long as the Swap Transaction or any replacement swap transaction remains in place. Such amounts will be payable to the Swap
Counterparty pursuant to the terms of the Swap Transaction.

     The Class A-4FL Certificates will accrue interest for each Distribution
Date on their Certificate Balance at a rate equal to one-month LIBOR + __%
(provided that for the initial interest accrual period LIBOR shall be an interpolated percentage to reflect the longer initial Interest Accrual Period)
based on the actual number of days elapsed in the related Interest Accrual
Period and a 360-day year; provided that such amount will not be paid if the
Swap Counterparty defaults on its obligation to pay interest under the Swap
Transaction or if there are insufficient funds in the Class A-4FL Floating Rate
Account to pay the Swap Counterparty the full amount due to the Swap
Counterparty under the Swap Transaction. Allocation of Net Aggregate Prepayment
Interest Shortfalls to the Class A-4FL Regular Interest will reduce the amount of interest payable to the Class A-4FL Certificates by an equivalent amount. If the pass-through rate on the Class A-4FL Regular Interest is reduced below __%
per annum, there will be a corresponding dollar-for-dollar reduction in the interest payment made by the Swap Counterparty to the trust and, ultimately, a corresponding decrease in the effective Pass-Through Rate on the Class A-4FL
Certificates for such distribution date.

     In the case of a default of the Swap Counterparty, and until such default is cured or the Swap Transaction is replaced, the Class A-4FL Certificates will accrue interest at the Pass-Through Rate of, and on the same basis and in the same manner as, the Class A-4FL Regular Interest. It is expected that the
Pass-Through Rate of the Class A-4FL Regular Interest is equal to the lesser of a fixed rate equal to __% per annum and the Weighted Average Net Mortgage Rate
(computed based on a 360-day year consisting of twelve 30-day months).

     In the event that after payment of the net swap payment due from or to the
Swap Counterparty, as the case may be, there are insufficient funds in the Class
A-4FL Floating Rate Account to make the full distribution of the

                                       -3-

Class A-4FL Interest Distribution Amount to the holders of the Class A-4FL
Certificates, the resulting interest shortfall will be borne by the holders of such Class.

     None of the master servicer, the special servicer, the paying agent or the trustee will be required to advance any amount due to be paid by the Swap
Counterparty for distribution to the Class A-4FL Certificates in the event that the Swap Counterparty fails to make a required payment under the Swap
Transaction.

The Swap Agreement

     On the Closing Date, the Depositor will assign to the trustee, on behalf of the trust, the Class A-4FL Regular Interest together with the Swap Agreement with the Swap Counterparty. The Class A-4FL Certificates will represent all of the beneficial interest in the Class A-4FL Regular Interest, the Swap
Transaction under the Swap Agreement and all amounts on deposit in the Class
A-4FL Floating Rate Account (as defined below). The Swap Transaction will have an expiration date of the Distribution Date in January 2043. Promptly upon the determination of LIBOR by the Swap Counterparty, the Swap Counterparty will provide a report to the paying agent setting forth LIBOR for the Interest
Accrual Period for each of the Class A-4FL Certificates. The paying agent will be entitled to conclusively rely on such report (in the absence of manifest error).

     The paying agent will establish and maintain an account in the name of the paying agent, in trust for holders of the Class A-4FL Certificates (the "Class
A-4FL Floating Rate Account" and a "Floating Rate Account"). Promptly upon receipt of any payment of interest on the Class A-4FL Regular Interest or a payment or other receipt in respect of the Swap Transaction, the paying agent will deposit the same into the applicable Floating Rate Account.

     The paying agent may make withdrawals from the Class A-4FL Floating Rate
Account only for the following purposes: (i) to distribute the Class A-4FL
Available Funds for any Distribution Date to the holders of the Class A-4FL
Certificates; (ii) to withdraw any amount deposited into the Class A-4FL
Floating Rate Account that was not required to be deposited therein; (iii) to apply any funds required to be paid to the Swap Counterparty under the Swap
Transaction; (iv) to clear and terminate such account pursuant to the terms of the Pooling and Servicing Agreement; (v) in the event of the termination of the
Swap Transaction, to replace such Swap Transaction, to apply any termination payments paid by the Swap Counterparty to offset the expense of entering into a substantially identical interest rate swap transaction with another counterparty, if possible, and to distribute any remaining amounts to the holders of the Class A-4FL Certificates (net of any costs and expenses related to the Swap Transaction), and if not possible, to distribute the entire termination payment (net of any costs and expenses related to the Swap
Transaction), to the holders of the related Class A-4FL Certificates; and (vi)
to pay to the paying agent any costs and expenses incurred in connection with the enforcement of the rights of the holder of the Swap Transaction with respect to the Swap Transaction; provided that the paying agent will only be permitted to incur and reimburse itself out of the Class A-4FL Floating Rate Account with respect to any such costs and expenses which are in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement Swap Transaction if it has received the written consent of 100% of the holders of the Class A-4FL Certificates or each Rating Agency then rating the Class A-4FL Certificates has confirmed in writing that such action or event will not result in the reduction, qualification or withdrawal of its then current rating for such Class A-4FL
Certificates. If after receipt or payment of the net swap payment due from or to the Swap Counterparty there are insufficient funds in the Class A-4FL Floating
Rate Account to make the full distribution of the Distributable Certificate
Interest Amount to the holders of the Class A-4FL Certificates, the resulting interest shortfall will be borne by the holders of such Class A-4FL
Certificates. Neither the paying agent nor any other party will be required to advance any amount due to be paid by the Swap Counterparty for distribution to the Class A-4FL Certificates in the event that the Swap Counterparty fails to make a required payment.

     The Swap Transaction will provide that, subject to any adjustments for Net
Aggregate Prepayment Interest Shortfalls or for other losses on the mortgage loans that reduce interest available for payments to the Swap Counterparty or, if the Weighted Average Net Mortgage Rate limits the interest available for payments to the Swap Counterparty, in each case as described below, commencing in March 2008, the paying agent will pay (or will instruct the master servicer to pay) on the date specified in the Swap Transaction an amount (the "Fixed
Interest Distribution") to the Swap Counterparty equal to __% per annum multiplied by a notional amount equal to the outstanding principal balance of the Class A-4FL Regular Interest (with respect to the Class A-4FL Certificates, the

                                       -4-

"Class A-4FL Floating Rate Certificate Notional Amount") calculated on a 30/360 basis, and the Swap Counterparty will pay on the date specified in the Swap
Transaction an amount equal to the Class A-4FL Floating Rate Certificate
Notional Amount multiplied by the Pass-Through Rate of the Class A-4FL
Certificates to the paying agent for the benefit of the holders of the Class
A-4FL Certificates. The Pass-Through Rate for the Class A-4FL Certificates is
one-month LIBOR (or, in the case of the initial Interest Accrual Period, an interpolated rate based on two-week and one-month LIBOR) + __% based on the actual number of days elapsed in the related Interest Accrual Period and a
360-day year. Required payments under the Swap Transaction with respect to each
Distribution Date will be made by the Swap Counterparty or the paying agent on a net basis. The Swap Counterparty will also make payments to the trust with respect to the Swap Transaction on the Closing Date.

     If the Swap Counterparty guarantor's long-term rating is not at least "A"
by Fitch, or if the Swap Counterparty guarantor's short-term rating is not at least "A-1" by S&P, or if it does not have a short-term rating by S&P, its long-term rating is not at least "A" by S&P (a "Rating Agency Trigger Event"), the Swap Counterparty will be required to post collateral, find a replacement
Swap Counterparty that would not cause another Rating Agency Trigger Event or enter into another arrangement satisfactory to Fitch and S&P. If there is a Swap
Default the paying agent, unless otherwise directed in writing by the holders of
100% of the Class A-4FL Certificates, (and only to the extent that, and only for so long as, doing so does not lead the paying agent to incur expenses in excess of the amounts available to it from such holders for reimbursement) will be required to enforce the rights of the trust under the Swap Agreement as may be permitted by the terms of such Swap Agreement and the Pooling and Servicing
Agreement and use any termination payments received from the Swap Counterparty to enter into replacement interest rate swap transactions on substantially identical terms. The costs and expenses incurred by the paying agent in connection with enforcing the rights of the trust under the Swap Agreement will be reimbursable to the paying agent solely out of amounts in the Class A-4FL
Floating Rate Account that are otherwise payable to the Class A-4FL Certificates to the extent not reimbursed by the Swap Counterparty; provided that either without the consent of 100% of the holders of the Class A-4FL Certificates or the written confirmation of each Rating Agency then rating the Class A-4FL
Certificates that such action or event will not result in the reduction, qualification or withdrawal of its then current rating of such Class A-4FL
Certificates the paying agent will not be permitted to incur such costs and expenses in excess of any termination payment received from the Swap
Counterparty and not otherwise applied to offset the expense of entering into replacement interest rate swap transactions. If the costs attributable to entering into a replacement interest rate swap transaction would exceed the net proceeds of the liquidation of the Swap Transaction, the paying agent will not be permitted to enter into a replacement interest rate swap transaction and any such proceeds will instead be distributed to the holders of the Class A-4FL
Certificates. Following the termination of the Swap Transaction (and during the period when the paying agent is pursuing remedies under the Swap Transaction) or if a Swap Default or other default or event of termination under the Swap
Transaction occurs and is continuing, until such default is cured or the Swap
Transaction is replaced, the Distributable Certificate Interest Amount with respect to the Class A-4FL Certificates will be equal to the Distributable
Certificate Interest Amount for the Class A-4FL Regular Interest and the Class
A-4FL Certificates will accrue interest at the same rate, on the same basis and in the same manner as the Class A-4FL Regular Interest. Any conversion of the
Class A-4FL Certificates to a fixed interest rate subject to the Weighted
Average Net Mortgage Rate will become permanent following the determination by the paying agent not to enter into a replacement interest rate swap transaction and the distribution of any termination payments to the holders of the Class
A-4FL Certificates. A Swap Default or termination of the Swap Transaction and the consequent conversion to a fixed interest rate will not constitute a default under the Pooling and Servicing Agreement. A conversion to a fixed interest rate subject to the Weighted Average Net Mortgage Rate might result in a temporary delay to the holders of the Class A-4FL Certificates in receiving payment of the related Distributable Certificate Interest Amount on the Class A-4FL
Certificates if DTC is not given sufficient notice of the resulting change in the payment terms of the Class A-4FL Certificates.

     The paying agent will have no obligation on behalf of the trust to pay or cause to be paid to the Swap Counterparty any portion of the Class A-4FL Fixed
Interest Distribution in respect of the Class A-4FL Regular Interest unless and until the related interest payment on such Class A-4FL Regular Interest is actually received by the paying agent; provided, however, that the paying agent may receive funds from the Swap Counterparty representing the net amount payable to the paying agent pursuant to the Swap Transaction and the paying agent may pay the net swap payment from amounts received on the Class A-4FL Certificates.

     In addition, if the funds allocated to the payment of the Class A-4FL Fixed
Interest Distribution of the Class A-4FL Regular Interest are insufficient to make any required payments to the Swap Counterparty and to make

                                       -5-

full distributions of the Class A-4FL Interest Distribution Amount to the Class
A-4FL Certificates, the paying agent will be required to use such funds to make required payments to the Swap Counterparty prior to making distributions on
Class A-4FL Certificates, and holders of such Certificates will experience a shortfall. Any Net Aggregate Prepayment Interest Shortfall allocated to the
Class A-4FL Regular Interest, reduction in the interest available to be distributed to the Class A-4FL Regular Interest for any other reason or the reduction of the Weighted Average Net Mortgage Rate below __% will result in a corresponding dollar-for-dollar reduction in the interest payment made by the
Swap Counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the Class A-4FL Certificates.

     In addition to certain customary events of default and termination events contained in the Swap Agreement, the Swap Counterparty will have the right to terminate the Swap Agreement if the trust does not make a required payment to the Swap Counterparty or if the Pooling and Servicing Agreement is amended or the holders of the Class A-4FL Certificates or the Class A-4FL Regular Interest
waive compliance with any provisions of the Pooling and Servicing Agreement without the consent of the Swap Counterparty if such amendment or waiver would have an adverse effect on the Swap Counterparty.

     Upon the request of the Depositor, the Swap Counterparty may, at its option, but is not required to, (i) provide any financial information required by Regulation AB with respect to the Swap Counterparty or any guarantor of the
Swap Counterparty if providing the financial information of a guarantor is permitted under Regulation AB or (ii) assign the interest rate swap agreements at its own cost to another entity that has agreed to take the actions described in clause (i) of this sentence with respect to itself (and which has the required swap counterparty rating and to which the assignment would satisfy the
Rating Agency Condition).

     The Swap Counterparty will be required to pay termination amounts, if any are payable pursuant to the Swap Agreement, to the trust if an Event of Default or an Early Termination Date (each as defined in the Swap Agreement) occurs under the Swap Agreement and the Swap Counterparty is the sole Defaulting Party or the sole Affected Party (each as defined in the Swap Agreement). No other termination amounts will be payable by any party under the Swap Agreement.

     The Swap Agreement will be filed with the SEC together with the Current
Report on Form 8-K (the "Form 8-K") to be filed in connection with the issuance of the offered certificates.

The Swap Counterparty

     The interest rate swap agreements will be provided by Morgan Stanley
Capital Services Inc. ("MSCS"), a Delaware corporation formed in 1985. Morgan
Stanley Capital Services Inc. is an affiliate of the depositor and Morgan
Stanley & Co. Incorporated, one of the underwriters, and a wholly-owned, unregulated special purpose subsidiary of Morgan Stanley (NYSE: MWD). The principal executive offices of Morgan Stanley Capital Services Inc. are located at 1585 Broadway, New York, New York 10036, telephone number (212) 761-4000.

     Morgan Stanley Capital Services Inc. conducts business in the over-the-counter derivatives market, writing a variety of derivative instruments, including interest rate swaps, currency swaps, credit default swaps and interest rate options with institutional clients. The payment obligations of
Morgan Stanley Capital Services Inc. under its derivative instruments are 100%
guaranteed by Morgan Stanley. As of the date of this Free Writing Prospectus,
Morgan Stanley has a long-term debt rating of "Aa3" by Moody's Investors
Service, Inc. ("Moody's"), "A+" by Standard & Poor's Ratings Services, a
division of The McGraw Hill Companies, Inc. ("S&P") and "AA-" by Fitch, Inc.
("Fitch") and a short-term debt rating of "P-1" by Moody's, "A-1" by S&P and
"F1+" by Fitch.

Taxation of the Swap Transaction

     Each holder of a Class A-4FL Certificate will be treated for federal income tax purposes as having entered into its proportionate share of the rights of such Class under the Swap Transaction.

     Holders of the Class A-4FL Certificates must allocate the price they pay for their Certificates between their interests in the Class A-4FL Regular
Interest and the Swap Transaction based on their relative fair market values.
The portion, if any, allocated to the Swap Transaction will be treated as a swap premium (the "Swap Premium")

                                       -6-

paid or received by the holders of the Class A-4FL Certificates. If the Swap
Premium is paid by a holder, it will reduce the purchase price for the Class
A-4FL Certificates allocable to the Class A-4FL Regular Interest. If the Swap
Premium is received by a holder, it will be deemed to have increased the purchase price for the Class A-4FL Regular Interest. If the Swap Transaction is
on-market, no amount of the purchase price will be allocable to it. Holders of the Class A-4FL Certificates should consult tax advisors as to whether a Swap
Premium should be deemed to be paid or received with respect to such
Certificates. A holder of a Class A-4FL Certificate generally will be required to amortize any Swap Premium under a level payment method as if the Swap Premium represented the present value of a series of equal payments made or received over the life of the Swap Transaction (adjusted to take into account decreases in notional principal amount), discounted at a rate equal to the rate used to determine the amount of the Swap Premium (or some other reasonable rate).
Prospective purchasers of Class A-4FL Certificates should consult tax advisors regarding the appropriate method of amortizing any Swap Premium. Treasury
Regulations treat a non-periodic payment made under a swap transaction as a loan for federal income tax purposes if the payment is "significant." It is not expected that any Swap Premium would be treated in part as a loan under Treasury
Regulations.

     Under Treasury Regulations (i) all taxpayers must recognize periodic payments with respect to a notional principal contract under the accrual method of accounting, and (ii) any periodic payments received under the Swap
Transaction must be netted against payments made under the Swap Transaction and deemed made or received as a result of the Swap Premium over the recipient's taxable year, rather than accounted for on a gross basis. Net income or deduction with respect to net payments under a notional principal contract for a taxable year should constitute ordinary income or ordinary deduction. The IRS could contend the amount is capital gain or loss, but such treatment is unlikely, at least in the absence of further regulations. Any regulations requiring capital gain or loss treatment presumably would apply only prospectively. Individuals may be limited in their ability to deduct any such net deduction and should consult their tax advisors prior to investing in the
Class A-4FL Certificates.

     Any amount of proceeds from the sale, redemption or retirement of a Class
A-4FL Certificate that is considered to be allocated to the holder's rights under the Swap Transaction or that the holder is deemed to have paid to the purchaser would be considered a "termination payment" allocable to that Class
A-4FL Certificate under Treasury Regulations. A holder of a Class A-4FL
Certificate will have gain or loss from such a termination equal to (A) (i) any termination payment it received or is deemed to have received under the Swap
Transaction minus (ii) the unamortized portion of any Swap Premium paid (or deemed paid) by the holder upon entering into or acquiring its interest in the
Swap Transaction or (B) (i) any termination payment it paid or is deemed to have paid under the Swap Transaction minus (ii) the unamortized portion of any Swap
Premium received or deemed received upon entering into or acquiring its interest in the Swap Transaction. Gain or loss realized upon the termination of the Swap
Transaction will generally be treated as capital gain or loss. Moreover, in the case of a bank or thrift institution, Code Section 582(c) would likely not apply to treat such gain or loss as ordinary.

     The Class A-4FL Certificates, representing a beneficial ownership in the
Class A-4FL Regular Interest and the Swap Transaction, may constitute positions in a straddle, in which case the straddle rules of Code Section 1092 would apply. A selling holder's capital gain or loss with respect to such regular interest would be short term because the holding period would be tolled under the straddle rules. Similarly, capital gain or loss realized in connection with the termination of the Swap Transaction would be short term. If the holder of a
Class A-4FL Certificate incurred or continued to incur indebtedness to acquire or hold such Class A-4FL Certificate the holder would generally be required to capitalize a portion of the interest paid on such indebtedness until termination of the Swap Transaction.

Certain ERISA Considerations

     The Swap Transaction benefiting the Class A-4FL Certificates does not meet all of the requirements for an "eligible swap" under the Exemptions, and consequently is not eligible for the exemptive relief available under the
Exemptions. For ERISA purposes, the Depositor believes that an interest in the
Class A-4FL Certificates could be viewed as representing beneficial interests in two assets, (i) the right to receive payments with respect to the Class A-4FL
Regular Interest without taking into account payments made or received with respect to the Swap Transaction and (ii) the rights and obligations under the
Swap Transaction. A Plan's purchase and holding of a Class A-4FL Certificate could constitute or otherwise result in a prohibited transaction under ERISA and
Section 4975 of the Code between the Plan and the Swap Counterparty unless an exemption is available.

                                       -7-

     Accordingly, as long as the Swap Transaction is in effect, no Plan or other person using Plan assets may acquire or hold any interest in a Class A-4FL
Certificate unless such acquisition or holding is eligible for the exemptive relief available under the statutory transaction exemption available under
Section 408(b)(17) of ERISA to "service providers" to Plans (provided that such service provider is neither a fiduciary with respect to the plan assets used to acquire the Certificates nor an affiliate of such fiduciary and that the transaction is for "adequate consideration") or PTE 84-14 (for transactions by independent "qualified professional asset managers"), PTE 91-38 (for transactions by bank collective investment funds), PTE 90-1 (for transactions by insurance company pooled separate accounts), PTE 95-60 (for transactions by insurance company general accounts) or PTE 96-23 (for transactions effected by
"in-house asset managers") or similar exemption under similar law (collectively, the "Investor-Based Exemptions"). It should be noted, however, that even if the conditions specified in one or more of the Investor-Based Exemptions are met, the scope of relief provided by the Investor-Based Exemptions may not necessarily cover all acts that might be construed as prohibited transactions
(in particular, fiduciary self-dealing transactions prohibited by ERISA Section
406(b)). Plan fiduciaries should consult their legal counsel concerning this analysis and the applicability of the Investor-Based Exemptions. Each beneficial owner of a Class A-4FL Certificate, or any interest therein, shall be deemed to have represented that either (i) it is not a Plan or person using Plan assets or
(ii) the acquisition and holding of the Class A-4FL Certificate are eligible for the exemptive relief available under at least one of the Investor-Based
Exemptions.

Ratings

     The ratings of the Class A-4FL Certificates do not represent any assessment as to whether the floating rate of interest on such Classes will convert to a fixed rate, and only represent the likelihood of the receipt of interest up to the respective Pass-Through Rates on the Class A-4FL Regular Interest (which is a fixed rate of interest, subject to a maximum rate equal to the Weighted
Average Net Mortgage Rate). In addition, the ratings on the Class A-4FL
Certificates do not address (i) the likelihood of receipt by the holders of the
Class A-4FL Certificates of the timely distribution of interest in connection with the change of the payment terms to a fixed rate upon a Swap Default if DTC is not given sufficient advance notice of such change in the payment terms, (ii)
in the event that the Swap Counterparty defaults on its obligations under the
Swap Transaction, the likelihood that the holders of the Class A-4FL
Certificates will experience shortfalls resulting from expenses incurred in enforcing the Swap Counterparty's obligations under the Swap Transaction that were not recovered from the Swap Counterparty or (iii) the extent to which interest on the Class A-4FL Certificates will be reduced due to the allocation of Net Aggregate Prepayment Interest Shortfalls or reduction in payment by the
Swap Counterparty if the Pass-Through Rate of the Class A-4FL Regular Interest
is reduced below ___%.

Certain Defined Terms

     "Banking Day" means any day on which commercial banks are open for business
(including dealings in foreign exchange and foreign currency) in London,
England.

     "Class A-4FL Available Funds" means, with respect to any Distribution Date,
(i) the sum of all previously undistributed payments or other receipts on account of principal and interest and other sums on or in respect of the Class
A-4FL Regular Interest received by the paying agent after the Cut-off Date and on or prior to such Distribution Date plus (ii) the sum of all previously undistributed amounts received from the Swap Counterparty in respect of the
Class A-4FL Regular Interest pursuant to the Swap Transaction, but excluding the following: (a) all amounts of Prepayment Premiums and Yield Maintenance Charges allocated to the Class A-4FL Regular Interest for so long as the Swap
Transaction remains in place and (b) all regularly scheduled payments required to be paid to the Swap Counterparty in respect of the Class A-4FL Regular
Interest pursuant to the Swap Transaction.

     "Class A-4FL Interest Distribution Amount" means with respect to any
Distribution Date, the sum of (i) for so long as the Swap Transaction is in effect and there exists no continuing payment default under the Swap
Transaction, the aggregate amount of interest received by the trustee from the
Swap Counterparty in respect of the Class A-4FL Regular Interest pursuant to the terms of the Swap Transaction during the related Interest Accrual Period and
(ii) amounts in respect of interest (including reimbursement of any interest shortfalls) received on the Class A-4FL Regular Interest not required to be paid to the Swap Counterparty (which will arise due to the netting provisions of the
Swap Transaction or upon the termination or expiration of the Swap Transaction).
If the Swap

                                       -8-

Counterparty defaults on its obligation to pay such interest to the paying agent, or if a Swap Default occurs and is continuing, the Class A-4FL Interest
Distribution Amount will equal the Distributable Certificate Interest Amount in respect of the Class A-4FL Regular Interest.

     "Class A-4FL Principal Distribution Amount" means, with respect to any
Distribution Date, an amount equal to the aggregate amount of the principal payments made on the Class A-4FL Regular Interest on such Distribution Date.

     "Class A-4FL Regular Interest" means an interest issued as an uncertificated regular interest in REMIC III represented by a portion of the
Class A-4FL Certificates.

     "Fixed Interest Distribution" means, with respect to the Master Servicer
Remittance Date prior to each Distribution Date, the amount of interest the trust is obligated to pay or cause to be paid to the Swap Counterparty pursuant to the Swap Transaction.

     "Interest Accrual Period" means, with respect to each Distribution Date,
(i) for each class of REMIC Regular Certificates and for the Class A-4FL Regular
Interest, the calendar month immediately preceding the month in which such
Distribution Date occurs and (ii) for the Class A-4FL Certificates, the period from (and including) the prior Distribution Date (or the Closing Date, in the case of the first such period) and ending on (and including) the day before the current Distribution Date.

     "Interest Reset Date" means the day that is two (2) Banking Days prior to the start of the related Interest Accrual Period.

     "LIBOR" or "one-month LIBOR" means, with respect to each Interest Accrual
Period, the rate for deposits in U.S. Dollars, for a period equal to one month, which appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on the Interest Reset Date. If such rate does not appear on said Reuters Screen
LIBOR01 Page, LIBOR shall be the arithmetic mean of the offered quotations obtained by the Swap Counterparty from the principal London office of four major banks in the London interbank market selected by the Swap Counterparty in its sole discretion (each, a "Reference Bank") for rates at which deposits in U.S.
dollars are offered to prime banks in the London interbank market for a period of one month in an amount that is representative for a single transaction in the relevant market at the relevant time as of approximately 11:00 a.m., London time, on the Interest Reset Date. If fewer than two Reference Banks provide the
Swap Counterparty with such quotations, LIBOR shall be the rate per annum which the Swap Counterparty determines to be the arithmetic mean of the rates quoted by major banks in New York City, New York selected by the Swap Counterparty at approximately 11:00 a.m. New York City time on the first day of such Interest
Accrual Period for loans in U.S. dollars to leading European banks for a period of one month in an amount that is representative for a single transaction in the relevant market at the relevant time. One-month LIBOR for the initial Interest
Accrual Period will be determined two (2) Banking Days before the Closing Date, provided that for the initial Interest Accrual Period LIBOR shall be an interpolated percentage to reflect the longer initial Interest Accrual Period, as set forth in the Swap Transaction.

     "Record Date" means, (i) with respect to each class of offered certificates, other than the Class A-4FL Certificates, for each Distribution
Date, the last business day of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) with respect to the Class
A-4FL Certificates, the business day immediately preceding the related
Distribution Date.

     "Swap Default" means, among other things, (i) any failure on the part of the Swap Counterparty or its guarantor to make a required payment under the Swap
Transaction, (ii) any failure on the part of the Swap Counterparty to post acceptable collateral, find an acceptable replacement swap counterparty or credit support provider or enter into another arrangement satisfactory to each
Rating Agency after a Rating Agency Trigger Event, (iii) any failure on the part of the Swap Counterparty to find an acceptable replacement swap counterparty after the Swap Counterparty guarantor's long-term rating is reduced below "BBB-"
by S&P, or if it does not have a long-term rating by S&P, its short -term rating is not at least "A-3" by S&P or (iv) following the occurrence of specified bankruptcy events with respect to the Swap Counterparty or its guarantor.

                                       -9-